

August 30, 2013

<u>Via E-mail</u>
Michael J. Fitzgerald, II
President and Chief Executive Officer
MyCause Beverages, Inc.
39445 Floral Lane
Mechanicsville, MD 20659

> **Re: MyCause Beverages, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 16, 2013**
> **File No. 333-188581**

Dear Mr. Fitzgerald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 14</u>

1. We note your disclosure in footnote 4 to the table on page 14 regarding the potential expenses included within Working Capital. It appears that the amounts included in footnote 4 exceed the amount of proceeds allocated to Working Capital under the maximum offering scenario presented. Please provide additional disclosure regarding the way in which you plan to allocate funds from Working Capital in each of the offering scenarios disclosed in the table. In doing so, please disclose whether you plan to prioritize the use of Working Capital funds for renting office space or for the compensation of employees, executive officers, and directors. In this regard, we note your disclosure on page 27 that Michael J. Fitzgerald serves at will at an annual salary of $100,000 and your disclosure on page 29 regarding the salaries that you may pay to your executive officer and directors at your discretion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 20

2.   We note your response to comment 20 in our letter dated June 10, 2013. Please also quantify the factors attributable to your increase in total operating expenses in the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. For example, please quantify the increases associated with the increase in professional fees, travel expenses, company salaries and marketing expenses to which you refer. Please refer to Item 303(a)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Richard G. Klein